Exhibit 99.1

 Condensed consolidated statements of financial position (Unaudited)

		As at
	Note	June 30, 2021	December 31, 2020
		€’000	€’000

Non-current assets
Property, plant and equipment		6,045	6
Intangible assets		2,584	2,203
Total non- current assets		8,629	2,209

Current assets
Trade and other receivables		10,499	2,206
Inventory		972	-
Cash and cash equivalents		50,201	58,007

Total current assets		61,672	60,213

Current liabilities
Trade and other payables		781	1,777
Derivative financial instruments - warrants		35,171	52,932
Accruals		1,055	349

Total current liabilities		37,007	55,058

Total assets less current liabilities		33,294	7,364

Equity
Share capital		2	1
Share premium		208,482	194,053
Share based payments reserve		11,230	1,438
Retained earnings		(186,420)	(188,128)
Total equity		33,294	7,364

Condensed consolidated statements of profit or loss and other comprehensive income (Unaudited)

	Note	For the six months ended June 30, 2021	For the six months ended June 30, 2020
		€’000	€’000

Operating expenses
Administration expenses		(2,968)	(220)
Share based payments expense		(9,792)	-
Operating loss		(12,760)	(220)

Finance income
Net derivative financial instrument expense - warrants		8,387	-
Other finance income		1,076	-
Net finance income		9,463	-

Loss before tax		(3,297)	(220)
Income tax expense		-	-

Loss for the period		(3,297)	-

Total comprehensive loss for the period		(3,297)	(220)

Basic and diluted (loss) per share		(0.26)	(0.10)

The above interim statements of financial position and statements of profit or loss and other comprehensive income (“the financial information”) have been prepared in accordance with International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting). The financial information has been prepared solely for the purpose of meeting the requirement of NASDAQ Listing Rule 5250(c)(2).